As filed with the Securities and Exchange Commission on December 11, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Color Star Technology Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	8200	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

800 3rd Ave, Suite 2800

New York NY 10022

Tel: (212) 220-3967

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Biao (Luke) Lu, Chief Executive Officer

Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York NY 10022

Tel: (212) 220-3967

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

 Elizabeth F. Chen, Esq.

Pryor Cashman LLP

7 Times Square

New York, New York 10036

(212) 326-0199

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per ordinary share (2)	Proposed maximum aggregate offering price	Amount of registration fee (3)
Ordinary Shares, $0.001 par value, issuable upon exercise of warrants(4)(5)	11,880,000	$0.57	$6,771,600.00	$738.78
Ordinary Shares, $0.001 par value, issuable upon exercise of warrants(4)(5)	2,096,252	$1.50	$3,144,378.00	$343.05
Total	13,976,252		$9,915,978.64	$1,081.83

(1)	All shares registered pursuant to this registration statement are to be offered for resale by the Selling shareholders (defined below). Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such indeterminate number of additional ordinary shares of the registrant, $0.001 par value per share, issued to prevent dilution resulting from stock splits, stock dividends or similar events. No additional consideration will be received for such additional number of Ordinary Shares, and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act.

(2)	Calculated pursuant to Rule 457(g) under the Securities Act.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the registrant’s ordinary shares on the Nasdaq Capital Market on December 8, 2020.

(4)	As described in greater detail in the prospectus contained in this registration statement, the Ordinary Shares to be offered for resale by selling shareholders include an aggregate of 13,976,252 Ordinary Shares underlying warrants to purchase Ordinary Shares issued to the selling shareholders in connection with private placement transactions.

(5)	Relates to the Ordinary Shares underlying the ordinary shares purchase warrants, if such warrants are exercised for cash. If such warrants are exercised on a cashless basis, then the underlying Ordinary Shares shall be covered by the registration fee in respect of the Ordinary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 11, 2020

PROSPECTUS

13,976,252 Ordinary Shares underlying Warrants

Color Star Technology Co., Ltd.

This prospectus relates to the offer and resale of up to an aggregate of 13,976,252 ordinary shares of Color Star Technology Co., Ltd. (the “Company,” “we,” “us” or “our”), par value $0.001 per share (“Ordinary Shares”) issuable upon exercise of certain warrants (the “Warrants,” such Ordinary Shares, the “Warrant Shares”) currently held by such Selling shareholders as follows: (a) 2,096,252 Ordinary Shares issuable upon exercise of certain Ordinary Shares purchase warrants issued on July 22, 2020 (the “July Warrants”) and (b) 11,880,000 Ordinary Shares issuable upon exercise of certain ordinary shares purchase warrants issued on September 17, 2020 (the “September Warrants”). The holders of the Warrants are each referred to herein as a “Selling shareholder” and collectively as the “Selling shareholders.” The July Warrants are exercisable for one Ordinary Share at an initial exercise price of $1.50 per share and the September Warrants are exercisable for one Ordinary Share at an initial exercise price of $0.55 per share.

The Selling shareholders identified in this prospectus, or their respective transferees, pledgees, donees or other successors-in-interest, may offer the Ordinary Shares issuable from time to time upon exercise of the Warrants, through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale for the Warrant Shares that may be used by the Selling shareholders, see the section entitled “Plan of Distribution” on page 24. For a list of the Selling shareholders, see the section entitled “Selling shareholders” on page 13.

The Selling shareholders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the Selling shareholders may sell their Ordinary Shares hereunder following the effective date of this registration statement.

We are registering the offer and resale of the Warrant Shares on behalf of the Selling shareholders, to be offered and sold by them from time to time. While we will not receive any proceeds from the sale of the Ordinary Shares underlying the Warrants, we may receive up to $1.50 per share upon the cash exercise of each of the July Warrants, and up to $0.55 per share upon the cash exercise of each of the September Warrants. However, we cannot predict when and in what amounts or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised, in which case we would not receive any cash proceeds. We have agreed to bear all of the expenses incurred in connection with the registration of the offer and resale of the Warrant Shares. The Selling shareholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale the Warrants.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CSCW.” On December 8, 2020, the last reported sale price of our Ordinary Shares on the Nasdaq Capital Market was $0.564 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 9  of this prospectus and in the documents incorporated by reference in this prospectus, as updated in the applicable prospectus supplement, any related free writing prospectus and other future filings we make with the Securities and Exchange Commission that are incorporated by reference into this prospectus, for a discussion of the factors you should consider carefully before deciding to purchase our securities.

This prospectus describes the general manner in which the Warrant Shares may be offered and sold. If necessary, the specific manner in which the Warrant Shares may be offered and sold will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2020.

i

ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the Selling Shareholders may offer from time to time up to an aggregate of 13,976,252 Ordinary Shares issuable upon the exercise of the Warrants. You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the Warrant Shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

Neither the delivery of this prospectus nor any distribution of Warrant Shares pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

As permitted by SEC rules and regulations, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at its website or at its offices described below under “Where You Can Find More Information.”

Unless the context otherwise requires, all references in this prospectus to “Color Star,” “Color Star Technology,” “we,” “us,” “our,” “the Company” or similar words refer to Color Star Technology Co., Ltd., together with our subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 8, 2020, the cash buying rate announced by the People’s Bank of China was RMB6.53 to $1.00.

ii

PROSPECTUS SUMMARY

This summary highlights selected information about us and the Ordinary Shares that we are offering. This summary does not contain all of the information you should consider before investing in the Ordinary Shares. Before making an investment in the Ordinary Shares, you should read the entire prospectus carefully for a more complete understanding of our business, including our consolidated financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.

History and Development of the Company

We are an entertainment and education company which provides online entertainment performances and online music education services via our wholly-owned subsidiary, Color China Entertainment Limited (“Color China”), and education service carried out via our wholly-owned subsidiary CACM Group NY, Inc. (“CACM”) and our joint venture entity, Baytao LLC.

Color Star Technology Co., Ltd. (formerly known as Huitao Technology Co., Ltd.) was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, we changed our name to China Advanced Construction Materials Group, Inc.

On August 20, 2018, CACM was incorporated in the State of New York and is wholly owned by us. The establishment of CACM was to expand the Company’s business in the U.S. CACM has not commenced operations.

On December 27, 2018, we consummated a re-domicile merger pursuant to which we merged with and into our wholly-owned subsidiary, China Advanced Construction Materials Group, Inc., a newly formed Cayman Islands company and the surviving entity in the merger, pursuant to the terms and conditions of an Agreement and Plan of Merger adopted in July 2018. As a result of the reincorporation, the Company is now governed by the laws of the Cayman Islands.

On July 16, 2019, upon effectiveness of the Company’s amendment and restatement of the Company’s memorandum and articles of association which was approved by the Company’s shareholders, the Company’s name was changed from China Advanced Construction Materials Group, Inc. to Huitao Technology Co., Ltd.

On December 31, 2019, we entered into a share exchange agreement with Sunway Kids International Education Group Ltd. (“Sunway Kids”) and its shareholders. On February 14, 2020, the Company consummated the acquisition of Sunway Kids whereby we issued 1,989,262 Ordinary Shares and $2 million of cash to be paid in exchange for all of the issued and outstanding capital stock of Sunway Kids. The $2 million cash consideration is payable in five installments over five years according to an earn-out schedule. Sunway Kids thereby became our wholly-owned subsidiary. Sunway Kids was established on February 29, 2012, under the laws of the British Virgin Islands as an offshore holding company. On August 23, 2018, Sunway Kids established its wholly-owned subsidiary, Brave Millenium Limited (“Brave Millenium”) under the laws of Hong Kong. On December 4, 2019, Brave Millenium established Chengdu Hengshanghui Intelligent Technology Co., Ltd. (“Chengdu Hengshanghui”) in China as a wholly foreign owned limited liability company (the “WFOE”). On December 9, 2019, Chengdu Hengshanghui entered into a series of variable interest entity agreements with Chengdu Hengshanghui Education Consulting Co., Ltd. (“Hengshanghui Education”). Through Sunway Kids and its variable interest entity Hengshanghui Education, we were engaged in providing education and health services to day-care and preschools in China.

On March 10, 2020, CACM entered into a certain joint venture agreement (the “JV Agreement”) with Baydolphin, Inc., a company organized under the laws of New York (“Baydolphin”). Pursuant to the JV Agreement, CACM and Baydolphin established a limited liability company under the laws of New York, Baytao LLC (“Baytao”) that is intended to be the 100% owner of one or more operating entities in the U.S. to engage in the business of online and offline after-school education.

Prior to acquisition of Sunway Kids in February 2020, our core business has been the concrete business in China. Our concrete business was negatively affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the PRC’s Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction jobsites during winters to reduce air pollution since 2017. The operations of Xin Ao were also severely affected. As a result of the Company’s deteriorating cash position, we defaulted on bank loans and experienced a substantial increase in contingent liabilities. As of December 31, 2019, there was a default on a bank loan of $24,345,129. As of December 31, 2019, Xin Ao is subject to several civil lawsuits for which the Company estimated that it is more than likely to pay judgments in the amount of approximately $6.8 million (including interest and penalties of $1.6 million). During the six months ended December 31, 2019 and 2018, there were additional estimated claims of approximately $0.3 million and $1.1 million, respectively. The Company believed it would be very difficult, if not impossible, to turn around the concrete business. As such, the Company had been actively seeking to dispose of the concrete business after the acquisition of Sunway Kids.

On May 6, 2020, the Company completed the disposition (the “Xin Ao Disposition”) of Xin Ao Construction Materials, Inc. (“BVI-ACM”), after obtaining its shareholders’ approval on April 27, 2020 and satisfaction or waiver of all other closing conditions. Upon the closing of the Xin Ao Disposition, Mr. Xianfu Han and Mr. Weili He became the sole shareholders of BVI-ACM and assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by BVI-ACM. The proceeds of $600,000 from the Xin Ao Disposition have been used for the Company’s working capital and general corporate purposes.

On April 27, 2020, upon effectiveness of the Company’s amendment and restatement of its memorandum and articles of association (which was approved by the Company’s shareholders), the Company’s name was changed to Color Star Technology Co., Ltd.

On May 7, 2020, we entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China Entertainment Limited (“Color China”), a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company shall acquire all of the outstanding issued shares and other equity interests in Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color China, the Company shall issue 4,633,333 Ordinary Shares of the Company and pay an aggregate of $2,000,000 to the sellers. The Company plans to make Color China an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Immediately after the Acquisition, Color Star will own 100% of Color China. On June 3, 2020, the transaction contemplated by the Exchange Agreement was consummated when the Company issued 4,633,333 Ordinary Shares of the Company to the Sellers and the Sellers transferred all of Color China’s issued and outstanding shares to the Company.

On June 25, 2020, the Company and the former shareholders of Sunway Kids entered into an Amendment No. 2 (“Amendment”) to the Share Exchange Agreement dated December 31, 2019, as amended. Pursuant to the Amendment, the Company shall not make any Earn-out Payment to the former shareholders of Sunway Kids since Sunway Kids has been unable to conduct its normal operations due to the COVID-19 pandemic and management of Sunway Kids believes it will be very difficult to achieve its projected financial results. On the same day, Sunway Kids and Yanliang Han (the “Purchaser”), an unrelated third party, entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Sunway Kids for cash consideration of $2.4 million consisting of $400,000 which shall be paid within a month of closing, and $2,000,000 to be paid in monthly installments of $200,000 over 10 months. Upon the closing of the transaction contemplated by the Disposition SPA on June 25, 2020, the Purchaser became the sole shareholder of Sunway Kids and as a result, assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by Sunway Kids.

Effective October 1, 2020, the Company changed the ticker symbol of its Ordinary Shares traded on the Nasdaq Capital Market from “HHT” to “CSCW”, representing the abbreviation of “Color Star Color World.”  This is the new focus of the Company’s business.

Organizational structure

Below is the Company’s corporate structure chart as of the date of this prospectus.

Business Overview

We are an entertainment and education company providing online and offline innovative music education through our wholly-owned subsidiaries Color China and CACM. We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange between U.S. and China with our strong resources and deep connections in industry. We launched our online platform Color World on September 10, 2020 and it is currently operating in China. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been retained to launch online lectures. The Color World platform not only has celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication. We strive to build an all-star cultural and entertainment industry chain. To establish a new entertainment industry chain combining online and offline, we also plan to establish offline education institutions. The offline education base will train during the day and perform at night to make the training base a commercial operation. However, due to the COVID-19 pandemic, our plan to establish the offline education base has been delayed. The management of the Company will adjust our plan of development in accordance with the development of COVID-19.

The management believes that we, along with our alliance, have strong industry resources and influence to become a comprehensive online academy for global “future stars”. The Company was formerly known as Huitao Technology Co., Ltd., and changed its name to Color Star Technology Co., Ltd. in May 2020. Prior to acquisition of Sunway Kids in February 2020, the Company’s core business had been focusing on the concrete business in China.

Our Competition

The online education market is rapidly expanding and estimated to reach $320 billion by 20254. With the acceleration of online learning due to social distancing, this industry is experiencing huge growth. We operate in a highly competitive and fragmented industry that is sensitive to price, content (i.e. curriculum) and quality of service. With online learning adoption accelerating and creating new opportunities, competition is heating up for companies actively competing to capture market share, with the presence of a large number of service and content providers in the market bringing huge volumes of educational content online.

We face intense competition in our online business and compete primarily with online education providers and content sharing platforms who are already established and who are beginning to target entertainment education, with a trend of “fan culture” and “idol economies” in Asia where talent shows are popular and have launched a large number of amateur stars. We are uniquely positioned, as a comprehensive online and offline entertainment education services provider with all-star teacher lineup, as well as the strong resources and wide connections in industry. Below are a few of our closest competitors below and the unique ways we are differentiated in our view.

●	MasterClass is an American online education platform on which students can access tutorials and lectures pre-recorded by experts in various fields. Unlike us who offer students a professional artists training platform featured by exclusive content and live interaction, MasterClass’ classes are typically not interactive, though at least one course included “interactive assignments” where the student acted with other students, either in person or over Skype. Classes cover topics like writing, sports, and cooking, with 33 artist instructors focused on entertainment and music teaching. MasterClass’ member subscription fee is $15/month, a little more expensive than us.

●	LearnWorlds is a stand-alone online course platform for instructors to create, sell and promote their online courses. Users will be charged at least $79 per month to either sell courses or get access to free courses, which means that everyone who is qualified (not just experts and celebrities) could create and sell their courses on the platform. Users are not offered abundant tools for marketing their courses.

●	Vimeo is an American video hosting, sharing, and services platform headquartered in New York City. Vimeo operates on an ad-free basis, and instead derives revenue by providing subscription plans for video content producers and offering software as a service (SaaS) with video creation, editing, and broadcasting tools, enterprise software solutions, as well as the means for video professionals to connect with clients and other professionals.

Our Competitive Strengths

We differ from various other competitors in our core content of “star online + entertainment teaching” and the combination of online and offline teaching. We plan to cross the boundaries between celebrity entertainment and online knowledge-sharing, and offers students a professional artists training platform featured by exclusive content and live interaction by top artists and celebrities globally, as the first online platform to bring western artists to attract Asian students and meanwhile enabling Asian artists to enter the Western markets. The Company is well connected with Asian and Western artists, and is able to group many international superstars into its proprietary platform “Color World”. As more international stars join in, coupled with our international version App to be launched in the near future, we expect the Company will continue to expand its subscriber base and gain market share, and bring innovative changes to the current state of music education and entertainment industry. We believe we are as well positioned in the industry with our all-star instructor lineup, excellent combination of online and offline learning, as well as the strong resources and extensive connections, which we believe most competitors lack.

[4]	Research and Markets. April 16, 2020. https://www.globenewswire.com/news-release/2020/04/16/2017102/0/en/Global-Online-Education-Market-Worth-319-Billion-by-2025-North-America-Anticipated-to-Provide-the-Highest-Revenue-Generating-Opportunities.html

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

●	We are targeting the enormous online education market, which is experiencing rapid growth, as a result of the COVID-19 pandemic. According to Research and Markets, the global online education market size is projected to reach over $319.17 billion by 2025, growing at a CAGR of 9.23%[5]. The continued shift of education from in person to virtual is driving higher demand and significant revenue for market vendors in the industry. We target a large addressable market driven by the rapid expansion of global online education, and the rise of the “fan economies” in Asia where the younger generation is more willing to attend their idol’s livestream and spend money on their idols. Meanwhile, the popularity of talent competition shows in Asia has also inspired more ordinary people to enter the entertainment industry and pursue their dreams of being a star. We as a comprehensive entertainment education services provider, could address the growing demand from both fans and talents, and provide professional entertainment education to more than 2 billion people worldwide; and

●	We are well positioned to capture market share with an experienced management team, all-star instructor lineup, and the combination of online and in-person training. We strive to offer students professional artists training platform featured by exclusive content and live interaction and are well connected with artists from Asia and U.S., establishing strategic partnerships with top record companies and entertainment agencies.

Our Operations

We are growing to become the world’s top online and offline celebrity entertainment sharing platform. We provide online and offline innovative music education through our wholly-owned subsidiaries Color China and CACM. We currently cooperate with a non-affiliate company and utilize their relevant licenses and permits that allow us to conduct our business in China through a two-year authorization agreement, pursuant to which the we shall pay an annual fee of RMB100,000 (approximately $15,101). We strive to offer students professional artist training platform featured by exclusive content and live interaction, with the mission of delivering world-class entertainment learning experiences and promoting entertainment exchange between U.S. and China with its strong resources and deep connections in industry.

Online Business

Online Education Academy

The core content of “star online + entertainment teaching” offers a variety of stars and a relatively rich entertainment teaching experience. By registering online, students can select their favorite tutors to conduct accurate and efficient learning, and access to exclusive online video classes and tutorials by top artists globally.

As of the date of this prospectus, our online platform Color World has been launched and is operating in China. The curriculum development created by us includes music, sports, animation, painting and calligraphy, film and television, life skills, etc., covering plenty of aspects of entertainment, sports and culture. At present, we have signed contracts with well-known international artists and more than 50 celebrity teachers have been launched. The Color World platform not only has celebrity lectures, but also celebrity concert videos, celebrity peripheral products, and artist interactive communication. The platform focuses on the interactive participation of members and fans, making the platform more entertaining. Fans can interact with their idols, and they can also upload their own works for celebrity tutors and audiences across the network to watch comments. The celebrity live streaming section, which was launched on October 15, 2020, allows more celebrities to communicate and interact with our users through the Internet.

The Color World platform generates revenue primarily through paid membership subscriptions priced at $9.90 per user per month. Members can access most video courses on the platform for free and will be charged the tuition fee of $30/hour for taking classes of tier 1 artists and $15/hour for learning from Tier 2 artists. First three months of launch costs only $1.5/hour to attract downloads and there have been over 500,000 registered users as of the date of this prospectus.

[5]	Research and Markets. April 16, 2020. https://www.globenewswire.com/news-release/2020/04/16/2017102/0/en/Global-Online-Education-Market-Worth-319-Billion-by-2025-North-America-Anticipated-to-Provide-the-Highest-Revenue-Generating-Opportunities.html

We are well connected with artists from Asia and the U.S., and have built strategic partnerships with globally renowned record companies and entertainment agencies, such as Universal Music Group and Sony Music, which enable us to group a number of artists into its Color World platform and secure the rights to the exclusive streaming of online lessons taught by the star teachers. Currently, we have entered into educational licensing and performance agreements with approximately over 40 global artists and professionals in industry for their services as instructors on the Color World platform, and are seeking out and contracting more star teachers in a variety of fields such as music, film, sports, animation, television, presentations, dance, and art to provide its prospective student subscribers with a large repertoire of first-hand exposure to and lessons from professionals in their desired fields.

Online Concert

The Company established its own music festival brand “Color International Music Festival” and its CEO has the experiences of holding more than 100 star concerts with its partners every year. On September 9, 2020, we broadcasted the Color World Online Concert with ten Eastern and ten Western top artists/celebrities including Grammy-winning jazz guitarist Larry Carlton, R&B singer-songwriter Ashanti, and “Pop Music Queen” Na Ying from mainland China to global audiences via its official platform “Color World” and attracted over half a million viewers from mainland China and all over the world to watch online, reaching over 10 million hits on global social media networks, which we believe is a milestone to the Company.

Online Store

Our Color World App is expected to add an online store feature on October 25, 2020, mainly selling celebrity co-branded peripheral products including clothing, shoes, hats, watches, digital products, wine, and other categories. An increased number of active users can also be expected, as more fans join and use the App, allowing us in a more competitive position to provide complete experience for global users.

Offline Business

Music Festival

We are currently in discussion with multiple well-established music festival brands to co-organize up to 30 music festivals with different genres over the next five years in different cities across Asia and beyond. The management of the Company will closely monitor the development of the COVID-19 pandemic and adjust our plans of co-organizing the music festivals to protect the safety of our customers and employees and to comply with the applicable laws and regulations.

Our Customers

We had no sales during the fiscal year ended June 30, 2020 from our continuing operations and we had no accounts receivable as of June 30, 2020.

For the fiscal year ended June 30, 2019, we had two customers, whose sales accounted for more than 10% of our total sales from discontinued operations. Five customers accounted for approximately 52.1% of the Company’s sales for the year ended June 30, 2019 from discontinued operations. The total accounts receivable from these customers from discontinued operations amounted to approximately $13.4 million as of June 30, 2019.

Sales and Marketing

Marketing Channels

We market our course offerings and enhance brand awareness through various online and mobile channels. We place advertisements and conduct marketing on mainstream social media platforms in China. At the same time, we also generate sales leads from word-of-mouth referrals by our students and parents of students. We believe our high quality course offerings and satisfactory student experience will continue to contribute word-of-mouth referrals.

A unique approach for the online concert promotions was adopted by the Company where ticket prices were initially set very low with additional opportunities for purchasers to take part in the distribution of ticket sales in order to receive referral rewards. This indirect ticket sales model, and a large amount of resulting passive income, promises more diversified marketing strategies for online music.

Research and Development

Technology and Infrastructure

Technology is the backbone of our highly scalable business model. Our strong technological capabilities enable us to deliver a superior student experience and improve operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the growing volume of data generated from our operations, has continued to identify opportunities for improvements in our technology infrastructure and applications.

Live Broadcasting Technology

Live broadcasting technology development has been our main focus since our inception. Currently, our proprietary live broadcasting technology makes it possible for as many as 200,000 students to join a live broadcasting class simultaneously, without compromising video quality.

Intellectual Property

As of the date of this prospectus, we have two domain names: www.colorstarinternational.com and www.color-star.cn.

Our Labor Force

As of October 30, 2020, we employed 40 full-time employees and 2 part-time employees. As required by applicable PRC law, we have entered into employment contracts with all our officers, managers and employees. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff.

Recent Financing

On March 31, 2020, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 2,727,274 Ordinary Shares in a registered direct offering and warrants to purchase up to 2,727,274 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $1.5 million. This offering closed on April 2, 2020.

On May 11, 2020, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 2,600,000 Ordinary Shares in a registered direct offering and warrants to purchase up to 2,600,000 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $1.43 million. This offering closed on May 13, 2020.

On July 20, 2020, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 3,225,000 Ordinary Shares in a registered direct offering and warrants to purchase up to 2,096,252 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $4.19 million. This offering closed on July 22, 2020.

On September 4, 2020, the Company and GPL Ventures LLC, a Delaware limited liability company (the “GPL”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to GPL an aggregate of up to 3,174,603 Ordinary Shares, par value $0.001 per share in a registered direct offering, for gross proceeds of up to approximately $2 million. These shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 793,651 shares to be issued at $0.63 per share, was closed on September 9, 2020. The Company also agreed to issue 31,746 Ordinary Shares to GPL as additional consideration for the purchase of the Ordinary Shares on September 9, 2020. Each of GPL and the Company has the right not to proceed with any subsequent installments, with or without cause by giving the other party notice. The Company has notified GPL that it does not intend to proceed with any subsequent installments.

On September 15, 2020, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 13,200,000 Ordinary Shares in a registered direct offering and warrants to purchase up to 11,880,000 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $6.6 million. This offering closed on September 17, 2020.

THE OFFERING

This prospectus relates to the offer and resale by the Selling shareholders of an aggregate of 13,976,252 Ordinary Shares issuable upon the exercise of the Warrants. All of the Ordinary Shares underlying the Warrants, when sold, will be sold by the Selling shareholders. The Selling shareholders may sell the Ordinary Shares underlying the Warrants from time to time at prevailing market prices or at privately negotiated prices.

Ordinary shares offered by the selling shareholders	13,976,252 Ordinary Shares, consisting of (a) 2,096,252 Ordinary Shares issuable upon exercise of certain Ordinary Shares purchase warrants issued on July 22, 2020 (the “July Warrants”) and (b) 11,880,000 Ordinary Shares issuable upon exercise of certain Ordinary Shares purchase warrants issued on September 17, 2020 (the “September Warrants”)

Ordinary shares outstanding	54,861,811 Ordinary Shares as of December 9, 2020 (1)

Use of proceeds	While we will not receive any proceeds from the sale of the Ordinary Shares underlying the Warrants offered by this prospectus by the Selling Shareholders, we may receive cash proceeds of up to $3,144,378 from the cash exercise of the July Warrants, as each of the July Warrants has an exercise price of $1.50 per share, and up to $6,534,000 from the cash exercise of the September Warrants, as each of the September Warrants has an exercise price of $0.55 per share, and such Warrants are exercisable into an aggregate 13,976,252 of Ordinary Shares. We intend to use the net proceeds from this offering, if we receive any, for improving and expanding our existing business, working capital and other general corporate purposes.

Risk factors	You should read the “Risk Factors” section starting on page 9 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the Ordinary Shares.

Nasdaq Capital Market symbol	CSCW

(1) The number of our Ordinary Shares outstanding as December 9, 2020 excludes, as of such date, the following: 11,880,000 Ordinary Shares issuable to certain investors upon exercise of the warrants offered in a private placement that closed on September 17, 2020; 2,096,252 Ordinary Shares issuable to certain investors upon exercise of the warrants offered in a private placement that closed on July 22, 2020; 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement that closed on April 2, 2020 and 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement that closed on May 13, 2020.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2020, which is incorporated by reference into this prospectus, as well as the other information in this prospectus or incorporated by reference into this prospectus (including our financial statements and the related notes), before deciding whether to invest in our securities. Investment risks can be market-wide as well as unique to a specific industry or company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the risks described in our Annual Report could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

The sale of a substantial amount of our Ordinary Shares or Ordinary Shares, including resale of the Ordinary Shares issued to or issuable upon the exercise of the Warrants held by the selling shareholder in the public market could adversely affect the prevailing market price of our Ordinary Shares.

We are registering for resale up to an aggregate of 13,976,252 Ordinary Shares issuable upon the exercise of the Warrants. Sales of substantial amounts of shares of our Ordinary Shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our Ordinary Shares. We cannot predict if and when selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional Ordinary Shares or other equity or debt securities convertible into Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in this prospectus and in the applicable prospectus supplement and any free writing prospectus we may authorize for use in connection with a specific offering. These factors and the other cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET FOR OUR ORDINARY SHARES AND RELATED SHAREHOLDER MATTERS

Market Information For Ordinary shares

Our Ordinary Shares are traded under the ticker symbol “CSCW” on the Nasdaq Capital Market. On December 9, 2020, the closing price of our Ordinary Shares reported under Nasdaq was $0.53.

Holders

As at December 9, 2020, there were 395 shareholders of record of our Ordinary Shares. This does not include all beneficial holders who hold shares through their brokerage accounts.

Dividends

We have not declared any Ordinary Share dividends to date. We have no present intention of paying any cash dividends on our Ordinary Share in the foreseeable future, as we intend to use earnings, if any, to generate growth. The payment by us of dividends, if any, in the future, is within the discretion of our board of directors and will depend upon, among other things, our earnings, capital requirements and financial condition, as well as other relevant factors. There are no material restrictions in our articles that restrict us from declaring dividends.

USE OF PROCEEDS

The Selling Shareholders will receive all of the proceeds from the sale of Ordinary Shares under this prospectus. We will not receive any proceeds from these sales. To the extent that we receive proceeds from the exercise of the Warrants, we will use those proceeds to pay for the expenses of this offering and for working capital and other general corporate purposes. The Selling Shareholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of the Ordinary Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Ordinary Shares covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

See “Plan of Distribution” elsewhere in this prospectus for more information.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

●	on an actual basis;

●	on a pro forma, as adjusted basis to give effect to the issuance and sale of 13,976,252 Ordinary Shares at the average offering price of $0.69 per share in this offering, after deducting the estimated offering expenses payable by us;

●	issuance of 6,060,318 Ordinary Shares on August 21, 2020 in connection with assets acquisition;

●	the issuance and sale of 3,225,000 Ordinary Shares at the offering price of $1.30 per share, on July 22, 2020, after deducting placement agent fees and expenses and estimated offering expenses payable by us;

●	issuance of 5,227,274 Ordinary Shares in August and September 2020 in connection of exercise of warrants; and

●	issuance of 825,397 Ordinary Shares on September 8, 2020 in connection with a registered direct offering.

●	the issuance and sale of 13,200,000 Ordinary Shares at the offering price of $0.50 per share, on September 17, 2020, after deducting placement agent fees and expenses and estimated offering expenses payable by us;

●	issuance of 700,000 Ordinary Shares on October 15, 2020 for services to two consultants;

●	The table does not include any potential proceeds from the exercise of 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement that closed on April 2, 2020, 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement that closed on May 13, 2020.

	June 30, 2020
	Actual	Pro Forma
	US$	US$
Equity
Ordinary Shares, par value $0.001 per share: 74,000,000 shares authorized, 25,623,822 shares issued and outstanding, actual; par value $0.001 per share: 74,000,000 shares authorized, 68,838,063 shares issued and outstanding, pro forma as adjusted (unaudited)	25,624	68,838
Additional paid-in capital	69,689,789	94,517,950
Deferred share compensation	(1,201,183)	(1,642,183)
Deficit	(61,923,732)	(61,923,732)
Total equity	6,590,498	31,020,873
Total capitalization	6,590,498	31,020,873

The above discussion and table are based on 7,850,916 Ordinary Shares outstanding as of December 31, 2019 and excludes, as of such date, the following: 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement on April 2, 2020; and 50,000 Ordinary Shares issuable to certain investors upon the exercise of the warrants issued in a private placement that closed on May 13, 2020.

To the extent that we grant additional options or other awards under our stock incentive plan or issue additional warrants, or we issue additional Ordinary Shares in the future, there may be further dilution.

SELLING SHAREHOLDERS

The table below lists the Selling Shareholders and other information regarding the “beneficial ownership” of the Ordinary Shares by the Selling Shareholders. In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “beneficial ownership” includes any Ordinary Shares as to which the Selling Shareholders have sole or shared voting power or investment power and any Ordinary Shares that the Selling Shareholders have the right to acquire within sixty (60) days (including Ordinary Shares issuable upon exercise of warrants to purchase Ordinary Shares that are currently exercisable or exercisable within sixty (60) days).

The second column indicates the number of Ordinary Shares beneficially owned by the Selling Shareholders, based on their respective ownership as of December 11, 2020. The second column also assumes the exercise of all of the Warrants held by the Selling Shareholders as of December 11, 2020, without regard to any limitations on exercise described in this prospectus or in the Warrants.

The third column lists the Ordinary Shares being offered by this prospectus by the Selling Shareholders.

This prospectus covers the resale of all of the Ordinary Shares issuable upon exercise of the Warrants that are held by the Selling Shareholders. The Selling Shareholders can offer all, some or none of their Ordinary Shares, thus we have no way of determining the number of the Ordinary Shares underlying Warrants that will be held after this offering. Therefore, the fourth and fifth columns assume that the Selling Shareholders will sell all of the Ordinary Shares issuable upon exercise of the Warrants which are covered by this prospectus. See “Plan of Distribution.”

	Number of Ordinary Shares Owned Prior to Offering(1)	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Number of Ordinary Shares Owned After Offering(1)	Percentage Beneficially Owned After Offering(1)
Hudson Bay Master Fund Ltd.(2)	1,424,063	1,424,063	0	*	%
Anson Investments Master Fund LP(3)	2,144,063	2,144,063	0	*
Intracoastal Capital LLC(4)	2,144,063	2,144,063	0	*
L1 Capital Global Opportunities Master Fund(5)	2,054,063	2,054,063	0	*
Empery Asset Master, LTD(6)	891,807	891,807	0	*
Empery Tax Efficient, LP(7)	272,561	272,561	0	*
Empery Tax Efficient III, LP(8)	455,632	455,632	0	*
Bigger Capital Fund, LP(9)	720,000	720,000	0	*
District 2 Capital Fund LP(10)	720,000	720,000	0	*
Lind Global Macro Fund, LP(11)	1,530,000	1,530,000	0	*
CVI Investments, Inc.(12)	1,620,000	1,620,000	0	*
TOTAL	13,976,252	13,976,252	0	*	%

*	Less than 1%

(1)	Includes Ordinary Shares owned by the Selling Shareholders upon full exercise of all Warrants to purchase Ordinary Shares that are held by the Selling Shareholders. The July Warrants are each exercisable for one Ordinary Share at an exercise price of $1.50 and the September Warrants are each exercisable for one Ordinary Share at an exercise price of $0.55.

(2)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. Mr. Gerber’s business address is c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017.

(3)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the Ordinary Shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(4)	Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership of the securities reported herein that are held by Intracoastal. The business address of Mr. Kopin and Mr. Asher is c/o Intracoastal Capital LLC, 2211A Lakeside Dr., Bannockburn, IL, 60015.

(5)	David Feldman has voting and dispositive power over the securities owned by L1 Capital Global Opportunities Master Fund. Mr. Feldman’s business address is 1688 Meridian Avenue., Level 6, Miami Beach, FL 33139.

(6)	Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of the securities reported herein. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the securities held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaims any beneficial ownership of these securities. The business address of Mr. Hoe and Mr. Lane is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 10020.

(7)	Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of the securities reported herein. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the securities held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaims any beneficial ownership of these securities. The business address of Mr. Hoe and Mr. Lane is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 10020.

(8)	Empery Asset Management LP, the authorized agent of Empery Tax Efficient III, LP (“ETE III”), has discretionary authority to vote and dispose of the shares held by ETE III and may be deemed to be the beneficial owner of the securities reported herein. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE III. ETE III, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these securities. The business address of Mr. Hoe and Mr. Lane is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 10020.

(9)	Michael Bigger has the power to vote or dispose of the shares owned by Bigger Capital Fund, LP. Mr. Bigger’s business address is 11434 Glowing Sunset Ln, Las Vegas, NV 89135. Mr. Bigger disclaims beneficial ownership over these securities.

(10)	Mr. Michael Bigger has sole power to vote and dispose of the shares held by District 2 Capital Fund LLP. Mr. Bigger’s business address is 175 West Carver, Huntington, NY 11743. Mr. Bigger disclaims beneficial ownership over these securities.

(11)	Mr. Jeff Easton is the control person of Lind Global Macro Fund, LP and has voting and dispositive power over the securities held by Lind Global Macro Fund, LP. The business address of Mr. Easton is 444 Madison Ave, 41st Floor, New York, NY 10022. Mr. Easton disclaims beneficial ownership over these securities.

(12)	Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI Investments, Inc.is affiliated with one or more FINRA members, none of whom are currently expected to participate in the sale pursuant to the prospectus contained in the Registration Statement of the Ordinary Shares purchased by the investor in this offering. Mr. Kobinger’s business address is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111.

DESCRIPTION OF OUR SHARE CAPITAL

General

The following description of our share capital and provisions of our amended and restated memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as the “Memorandum and Articles”).

Our authorized capital stock consists of 200,000,000 Ordinary Shares. As of December 9, 2020, there were 54,861,811 Ordinary Shares and no preferred shares outstanding.

Ordinary Shares

The following are summaries of material provisions of our Memorandum and Articles, corporate governance policies and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

The holders of our Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Memorandum and Articles, to vote thereat.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law and to our Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast.

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Memorandum and Articles and reduce the share capital.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors or in a form prescribed by the stock exchange on which our shares are then listed.

Our Board of Directors may, in its sole discretion, decline to register any transfer of Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares. Our directors may also decline to register any transfer of Ordinary Shares if (a) the instrument of transfer is not accompanied by the certificate covering the shares to which it relates or any other evidence as our Board of Directors may reasonably require to prove the title of the transferor to, or his/her right to transfer the shares; or (b) the instrument of transfer is in respect of more than one class of shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Winding-Up/Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Law or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Law. (See “Where You Can Find More Information”)

Issuance of Additional Shares

Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than twenty percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting.

Shareholders’ general meetings and any other general meetings of our shareholders may be convened by a majority of our Board of Directors. Our Board of Directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside of the Cayman Islands;

●	is exempted from certain requirements of the Companies Law, including the filing an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

●	does not have to make its register of members open for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value (subject to the provisions of the Companies Law);

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Options

As of December 9, 2020, we have no options outstanding.

Warrants

As of December 9, 2020, the following warrants were issued and outstanding:

●	Warrants to purchase 11,880,000 Ordinary Shares issued on September 17, 2020. These warrants have an exercise price of $0.55 per Ordinary Share, subject to adjustment, and expire 5.5 years from the date of issuance.

●	Warrants to purchase 2,096,252 Ordinary Shares issued on July 22, 2020. These warrants have an exercise price of $1.50 per Ordinary Share, subject to adjustment, and expire 5.5 years from the date of issuance.

●	Warrants to purchase 50,000 Ordinary Shares issued on May 13, 2020. These warrants have an initial exercise price of $0.55 per Ordinary Share and a current exercise price of $0.04 per Ordinary Share, subject to adjustment, and expire 5.5 years from the date of issuance.

●	Warrants to purchase 50,000 Ordinary Shares issued on April 2, 2020. These warrants have an initial exercise price of $0.55 per Ordinary Share and a current exercise price of $0.185 per Ordinary Share, subject to adjustment, and expire 5.5 years from the date of issuance.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, (2020 Revision) (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Law. Failure to satisfy these requirements may subject us to penalties under the Substance Law.

Data Protection — Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Law, 2017 or the “DPL,” which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in the Company on notice that through your investment into the Company you may provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). The Company collects, uses, discloses, retains and secures personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the activities of the Company on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. The Company will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to the Company.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

What rights do individuals have in respect of personal data?

Under the DPL, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfils the Company’s obligation in this respect.

Individuals have rights under the DPL in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, the right to request that processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1 (345) 946-6283 or by email at info@ombudsman.ky.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through the address and telephone number of our principal executive office. Our principal website is www.colorstarinternational.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any trading market, stock exchange or other trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are requesting that each Selling Stockholder inform us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

Because the Selling Shareholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are requesting that each Selling Stockholder confirm that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholder.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and are informing the Selling Shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Except as otherwise set forth in the applicable prospectus supplement, certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon for us by Pryor Cashman LLP to the extent governed by the laws of the State of New York, and by Conyers Dill & Pearman to the extent governed by the laws of the Cayman Islands. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the applicable prospectus supplement relating to any such offering

EXPERTS

The financial statements incorporated by reference in this prospectus for the year ended June 30, 2020 have been audited by Wei, Wei & Co., LLP, an independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.colorstarinternational.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under corporate or securities regulations, including posting any XBRL interactive financial data required to be filed with the SEC or any other regulatory authority, and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below:

(1)	our Annual Report on Form 20-F for the fiscal year ended June 30, 2020, filed with the SEC on November 13, 2020;

(2)	our Current Reports on Form 6-K, filed with the Commission on July 17, 2020, July 22, 2020, August 12, 2020, August 13, 2020, August 28, 2020, September 4, 2020, September 9, 2020, September 17, 2020, September 25, 2020, October 1, 2020, October 21, 2020, October 22, 2020 and November 19, 2020; and

(3)	The description of our Ordinary Shares incorporated by reference in our registration statement on Form 8-A, as amended (File No. 001-34515) filed with the Commission on October 30, 2009, including any amendment and report subsequently filed for the purpose of updating that description; and

(4)	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the report referred to in (1) above.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at 800 3rd Ave, Suite 2800, New York, NY 10022, Attention: Chief Executive Officer, (212) 220-3967.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our counsel with respect to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Conyers Dill & Pearman has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Article 42 of the Amended and Restated Memorandum of Association (the “Memorandum and Articles”) of the Company provides that every Director, Secretary, or other officer of the Company (including alternate directors, proxy directors and former directors and officers), any trustee for the time being acting in relation to the Company (including any nominee shareholder holding shares in the Company) and their heirs and personal representatives (each an “Indemnified Person”) shall be entitled to be indemnified out of the assets of the Company against all actions, proceedings, costs, damages, expenses, claims, losses or liabilities which they or any of them may sustain or incur by reason of any act done or omitted in or about the execution of the duties of their respective offices or trusts or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted except to the extent that any of the foregoing arise through his dishonesty.

No Indemnified Person shall be liable (a) for any loss, damage or misfortune whatsoever which may happen to or be incurred by the Company in the execution of the duties, powers, authorities or discretions of his office or in relation thereto, (b) for the acts, receipts, neglects, defaults or omissions of any other such Director or person or (c) by reason of his having joined in any receipt for money not received by him personally or (d) for any loss on account of defect of title to any property of the Company or (e) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (f) for any loss incurred through any bank, broker or other agent or (g) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on his part or (h) for any other loss or damage due to any such cause as aforesaid except to the extent that any of the foregoing arise through his dishonesty.

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Memorandum and Articles, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7. Recent Sales of Unregistered Securities

During the last three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

●	In May 2018, the Company sold 300,000 ordinary shares at $2.00 per share to certain unrelated third-party individuals;

●	In July 2018, the Company sold 45,977 ordinary shares at $6.525 per share for total proceeds of $300,000 to certain third-party individuals;

●	In August 2018, the Company sold 50,000 ordinary shares at $3.00 per share for total proceeds of $150,000 to a third-party individual;

●	In May 2019, the Company sold 200,000 ordinary shares at $2.50 per share for total proceeds of $500,000 to a third-party individual;

●	In January 2020, the Company sold 2,000,000 ordinary shares at $1.00 per share for total proceeds of $2.0 million to a third-party;

●	In January 2020, the Company issued 3,403,037 Ordinary Shares in connection with debt repayments of approximately $5.24 million;

●	In February 2020, the Company issued 1,989,262 Ordinary Shares in connection with an acquisition;

●	On April 2, 2020, the Company issued to certain institutional investors warrants to purchase up to 2,727,274 Ordinary Shares in a concurrent private placement related to a registered direct offering, in which Company sold to such investors an aggregate of 2,727,274 Ordinary Shares for gross proceeds of approximately $1.5 million. These warrants have an initial exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. As a result of the the Company’s sale of an aggregate of 3,225,000 Ordinary Shares in a registered direct offering and warrants to purchase up to 2,096,252 ordinary shares in a concurrent private placement on July 22, 2020, the exercise price of the such warrants have been adjusted to $0.04 per share;

●	On May 13, 2020, the Company issued to certain institutional investors warrants to purchase up to 2,600,000 Ordinary Shares in a concurrent private placement related to a registered direct offering, in which Company sold to such investors an aggregate of 2,600,000 Ordinary Shares for gross proceeds of approximately $1.43 million. These warrants have an initial exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. As a result of the our sale of an aggregate of 3,225,000 Ordinary Shares in a registered direct offering and warrants to purchase up to 2,096,252 ordinary shares in a concurrent private placement on July 22, 2020, the exercise price of the such warrants have been adjusted to $0.185 per share;

●	In June 2020, the Company issued to two officers 420,000 Ordinary Shares for their services;

●	In June 2020, the Company issued 4,633,333 Ordinary Shares in connection with an acquisition;

●	On July 22, 2020, the Company issued to certain institutional investors warrants to purchase up to 2,096,252 Ordinary Shares in a concurrent private placement related to a registered direct offering, in which Company sold to such investors an aggregate of 3,225,000 Ordinary Shares for gross proceeds of approximately $4.19 million. These warrants have an exercise price of $1.50 per Ordinary Share and expire 5.5 years from the date of issuance;

●	On August 21, 2020, the Company issued 6,060,318 Ordinary Shares in connection with assets acquisition;

●	On September 9, 2020, the Company issued 31,746 Ordinary Shares to an institutional investor as additional consideration for the purchase of the Ordinary Shares in a registered direct offering, in which the Company sold 793,651 shares to such investor for $500,000; and

●	On September 15, 2020, the Company issued to certain institutional investors warrants to purchase up to 11,880,000 Ordinary Shares in a concurrent private placement related to a registered direct offering, in which Company sold to such investors an aggregate of 13,200,000 Ordinary Shares for gross proceeds of approximately $6.6 million. These warrants have an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance.

Item 8. Exhibits and Financial Statement Schedules

The exhibit index attached hereto is incorporated herein by reference.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on December 11, 2020.

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
	Name:	Biao (Luke) Lu
	Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Color Star Technology Co., Ltd. hereby constitute and appoint Biao (Luke) Lu and Lili Jiang, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Biao (Luke) Lu	Chairman of the Board of Directors	December 11, 2020
Biao (Luke) Lu	and Chief Executive Officer (Principal Executive Officer)

/s/ Lili Jiang	Chief Financial Officer
Lili Jiang	(Principal Financial and Accounting Officer)	December 11, 2020

/s/ Yingxian (Elaine) Xiang	Independent Director	December 11, 2020
Yingxian (Elaine) Xiang

/s/ Hung-Jen Kuo	Independent Director	December 11, 2020
Hung-Jen Kuo

/s/ Xiaoyuan Zhang	Independent Director	December 11, 2020
Xiaoyuan Zhang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Color Star Technology Co., Ltd., has signed this registration statement on December 11, 2020.

By:	/s/ Biao (Luke) Lu
	Name:	Biao (Luke) Lu
	Title:	Chief Executive Officer

Exhibit Number	Description of Documents

3.1	Amended and Restated Memorandum and Articles of Association, dated May 1, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

3.2	Amended and Restated Memorandum and Articles of Association, dated June 28, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

3.3	Certificate of Incorporation on Change of Name, dated July 12, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2019)

3.4	Certificate of Incorporation on Change of Name, dated May 1, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 5, 2020)

3.5	Minutes of the Extraordinary General Shareholders Meeting authorizing the increase of the authorized shares as filed with the registrar of Cayman Islands

5.1*	Opinion of Conyers Dill & Pearman, Cayman Islands counsel to the Company, as to the validity of the ordinary shares being offered (including consent)

10.1	Form of Employment Agreement (Incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

10.2	Form of Director Agreement (Incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

10.3	2019 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 5, 2019)

10.4	Employment Agreement by and between Sean (Yang) Liu and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

10.5	Amended and Restated Employment Agreement by and between Sean (Yang) Liu and the Company, dated May 5, 2020 (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

10.6	Employment Agreement by and between Lili Jiang and the Company, dated March 28, 2019 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 28, 2019)

10.7	Director Agreement by and between Xiaoyuan Zhang and the Company, dated July 19, 2019 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 24, 2019)

10.8	Director Agreement by and between Yingxian (Elaine) Xiang and the Company, dated September 21, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 25, 2020)

10.9	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

10.10	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

10.11	Form of Warrants in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

10.12	Form of Lock-Up Agreement in connection with the September 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 17, 2020)

10.13	Securities Purchase Agreement between the Company and GPL Ventures LLC dated September 4, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 9, 2020)

10.14	Asset Purchase Agreement by and between the Company and Qiaoli Lin dated August 21, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 28, 2020)

10.15	Director Agreement by and between Hung-Jen Kuo and the Company, dated August 12, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 13, 2020)

10.16	Placement Agency Agreement, dated July 20, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

10.17	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

10.18	Form of Warrants in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

10.19	Form of Lock-Up Agreement in connection with the July 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on July 22, 2020)

10.20	Employment Agreement by and between Biao (Luke) Lu and the Company dated July 17, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on July 17, 2020)

10.21	Amendment No. 2 to the Share Exchange Agreement by and among the Company, Yang (Sean) Liu Sunway Kids International Education Group Ltd. and its shareholders dated June 25, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

10.22	Share Purchase Agreement by and among the Company and Yanliang Han dated June 25, 2020 (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on June 26, 2020)

10.23	Placement Agency Agreement, dated May 11, 2020, between Color Star Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

10.24	Form of Securities Purchase Agreement between the Company and the Purchasers in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

10.25	Form of Warrants in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

10.26	Form of Lock-Up Agreement in connection with the May 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on May 13, 2020)

10.27	Share Exchange Agreement by and among the Company, Yang (Sean) Liu, Color China Entertainment Limited and its shareholders, dated May 7, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 11, 2020)

10.28	Share Purchase Agreement by and among Xianfu Han and Weili He, Xin Ao Construction Materials, Inc. and Huitao Technology Co., Ltd., dated March 31, 2020 (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 8, 2020)

10.29	Placement Agency Agreement, dated March 31, 2020, between Huitao Technology Co., Ltd. and Maxim Group LLC (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

10.30	Form of Securities Purchase Agreement, dated March 31, 2020, between the Company and the Purchasers in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

10.31	Form of Warrants in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

10.32	Form of Lock-Up Agreement in connection with the March 2020 Offering (Incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on April 2, 2020)

10.33	Joint Venture Agreement by and between CACM Group NY, Inc. and Baydolphin, Inc. (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 16, 2020)

10.34	Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 3, 2020)

10.35	Amendment No. 1 to the Share Exchange Agreement by and among Huitao Technology Co., Ltd., Yang (Sean) Liu, Sunway Kids International Education Group Ltd. and its shareholders (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 14, 2020)

10.36	Securities Purchase Agreement by and between Huitao Technology Co., Ltd. and Hou Sing International Business Limited (Incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 23, 2020)

10.37	Office Service Agreement, dated June 24, 2020, by and between Quest Workspaces 800 3rd, LLC and CACM Group NY, Inc. (Incorporated by reference to Exhibit 4.37 of the Company’s Annual Report on Form 20-F filed with the SEC on November 13, 2020)

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the SEC on November 13, 2020)

11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F filed with the SEC on November 15, 2019)

23.1*	Consent of Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of the Registration Statement)*

*	Filed herewith.